Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-223208
Dated February 26, 2018

Stock-Linked Underlying Supplement
To Prospectus dated February 26, 2018 and
Prospectus Supplement dated February 26, 2018

HSBC USA Inc. Notes Linked to a Reference Asset

GENERAL

HSBC USA Inc. from time to time may offer and sell certain senior unsecured debt obligations (the "Notes") linked to a Reference Asset. The "Reference Asset" is the underlying measure by which we will determine the amount payable on the Notes, if any, and may be based on price movements in, performance of, or other events relating to one or more particular index funds or other securities, indices, currencies, interest rates, consumer prices, or commodities or commodity futures, or baskets comprised of any of those instruments or measures, or other instruments or measures, including the occurrence or nonoccurrence of any event or circumstance, or a combination thereof. This underlying supplement describes certain terms of the Notes linked to a Reference Asset that is an equity security (including American depositary shares or "ADSs"), a basket of equity securities or a basket of instruments or measures that includes an equity security as one of its components (each equity security, a "Reference Stock"). We refer to any instrument or measure that comprises a basket as a "Basket Component," and collectively as the "Basket Components." The applicable free writing prospectus or pricing supplement will specify the Reference Asset to which your Notes are linked as well as specific terms of the Notes.

Notwithstanding anything to the contrary set forth in the accompanying prospectus supplement for Notes, Series 1 dated February 26, 2018 (the "Prospectus Supplement") and the accompanying base prospectus for debt securities, preferred stock, depositary shares, warrants, purchase contracts and units (the "Base Prospectus") dated February 26, 2018, this underlying supplement describes additional terms of the Notes and certain risks related to the Reference Stocks.

You should read the applicable free writing prospectus or pricing supplement, this underlying supplement, the Prospectus Supplement and the Base Prospectus carefully before you invest in a particular issuance of the Notes. If the terms described in the applicable free writing prospectus or pricing supplement are different or inconsistent with those described herein, the terms described in the applicable free writing prospectus or pricing supplement will govern the applicable Notes.

An investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page S-1 of this document and page S-1 of the Prospectus Supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the Base Prospectus, the Prospectus Supplement or any free writing prospectus or pricing supplement. Any representation to the contrary is a criminal offense.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks, including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the applicable free writing prospectus or pricing supplement, this underlying supplement, any related underlying supplement, the Prospectus Supplement and Base Prospectus. The information in the applicable free writing prospectus or pricing supplement and any related underlying supplement including this underlying supplement may only be accurate as of the dates of each of these documents, respectively.

The Notes described in the applicable free writing prospectus or pricing supplement and this underlying supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. The applicable free writing prospectus or pricing supplement, any related underlying supplement including this underlying supplement and the accompanying Prospectus Supplement and Base Prospectus do not constitute an offer to sell or a solicitation of an offer to buy the Notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement, "HSBC," "we," "us" and "our" refer to HSBC USA Inc., unless the context requires otherwise.

RISK FACTORS

Your investment in the Notes will involve certain risks. We urge you to read the section "Risk Factors" beginning on page S-1 of the Prospectus Supplement, in any related underlying supplement, and in the applicable free writing prospectus or pricing supplement in addition to the following risk factors relevant to your Notes. Investing in the Notes is not equivalent to investing directly in the Reference Asset or in any Reference Stock. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this underlying supplement, the applicable free writing prospectus or pricing supplement, any other relevant underlying supplement and the accompanying Prospectus Supplement and Base Prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities. You should not purchase the Notes unless you understand and can bear these investment risks.

General Risks Related to the Notes:

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** Unless otherwise specified in the applicable free writing prospectus or pricing supplement, you may lose your entire investment, and there can be no assurance of the receipt of any amount at maturity. The return on the Notes may be less than the return on conventional fixed-rate or floating-rate debt securities with the same maturity date.

- **THE NOTES ARE SUBJECT TO OUR CREDIT RISK —** The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION —** The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments on the Notes.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WILL BE DETERMINED BY US ON THE PRICING DATE, MAY BE LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY —** The Estimated Initial Value of the Notes will be calculated by us on the pricing date and may be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC —** The price to public takes into account certain costs. These costs, which, unless specified otherwise in the applicable free writing prospectus or pricing supplement, will be used or retained by us or one of our affiliates, include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF WE WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES —** Assuming that all relevant factors remain constant after the original issue date, the price at which any of the underwriters, dealers, agents or their affiliates may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the pricing date for a temporary period after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **THE NOTES LACK LIQUIDITY —** The Notes will not be listed on any securities exchange. None of us, the underwriters, dealers, agents or their affiliates is required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which any of the underwriters, dealers, agents or their affiliates is willing to buy the Notes.

- **OUR TRADING, HEDGING AND OTHER BUSINESS ACTIVITIES MAY CREATE CONFLICTS OF INTEREST WITH YOU —** We or our affiliates may engage in trading activities related to a Reference Stock that are not for your account or on your behalf. We or our affiliates also may issue or underwrite other financial instruments with returns based upon a Reference Stock. These trading and other business activities may present a conflict of interest between your interest in the Notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the value of the Reference Asset or secondary trading in your Notes, could be adverse to your interests as a beneficial owner of the Notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the Notes. We or our affiliates also may enter into hedging transactions relating to other securities or instruments, some of which may have returns calculated in a manner related to that of the Notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the Notes and a Reference Stock. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the Notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the Notes, which creates an additional incentive to sell the Notes to you.

- **THERE MAY BE POTENTIAL CONFLICTS OF INTEREST INVOLVING THE CALCULATION AGENT, WHICH IS EXPECTED TO BE AN AFFILIATE OF OURS —** We have the right to appoint and remove the calculation agent. One of our affiliates is expected to be the calculation agent for the Notes and, as such, will make a variety of determinations relating to the Notes, including the amounts that will be paid on the Notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent's determination as to whether a Market Disruption Event (as defined below) has occurred or the calculation agent's anti-dilution adjustments. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because the calculation agent is expected to be one of our affiliates, potential conflicts of interest could arise. Neither we nor any of our affiliates will have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

General Risks Related to Reference Stocks:

- **EQUITY MARKET RISKS MAY AFFECT THE TRADING VALUE OF THE NOTES AND THE AMOUNT DUE ON THE NOTES —** We expect that the Reference Asset will fluctuate in accordance with changes in the financial condition of the respective issuer (each, a "Reference Stock Issuer") of each Reference Stock or share of stock underlying an ADS (an "ADS Underlying Share"), the value of equity securities generally and other factors. The financial condition of the Reference Stock Issuer(s) may become impaired or the general condition of the equity market may deteriorate, either of which may cause decrease in the value of the Reference Asset and thereby affect the value of the Notes. Equity securities are susceptible to general equity market fluctuations and to volatile increases and decreases in value, as market confidence in and perceptions regarding the instrument or instruments comprising a Reference Asset change. Investor perceptions regarding a Reference Stock Issuer are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. The value of the Reference Asset may be expected to fluctuate until the maturity date.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION —** For certain events affecting shares of a Reference Stock or ADS Underlying Share, such as stock splits or extraordinary dividends, the calculation agent may make adjustments which may affect any payments on the Notes. However, the calculation agent is not required to make an adjustment for every corporate action which affects the shares of the relevant Reference Stock or ADS Underlying Share. If an event occurs that does not require the calculation agent to adjust the amount of the shares of the relevant Reference Stock or ADS Underlying Share, the market price of the Notes and the amount due on the Notes may be materially and adversely affected.

- **IN SOME CIRCUMSTANCES, THE PAYMENT YOU RECEIVE ON THE NOTES MAY BE BASED ON THE COMMON STOCK OF ANOTHER COMPANY OR OTHER PROPERTY AND NOT THE ORIGINAL REFERENCE STOCK OR BASKET COMPONENT —** Following certain corporate events relating to a Reference Stock Issuer where such issuer is not the surviving entity, the amount due on the Notes may be based on the common stock of a successor to the respective Reference Stock Issuer or other property. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see "Additional Terms of the Notes — Merger Event and Tender Offer" beginning on page S-10.

- **AS A HOLDER OF THE NOTES, YOU WILL NOT HAVE ANY OWNERSHIP INTEREST OR RIGHTS IN ANY REFERENCE STOCK —** As a holder of the Notes, you will not have any ownership interest or rights in any Reference Stock, such as rights to vote, dividend payments or other distributions. In addition, the Reference Stock Issuer will not have any obligation to consider our needs or your interests as a holder of the Notes in taking any corporate action for any reason, including that might affect the value of a Reference Stock and the Notes.

- **WE OR OUR AFFILIATES ARE NOT AFFILIATED WITH ANY OF THE REFERENCE STOCK ISSUERS —** We or our affiliates are not affiliated with any of the Reference Stock Issuers. We may from time to time own securities of a Reference Stock Issuer. However, we do not have the ability to control any actions of any Reference Stock Issuer. We will not make any independent investigation as to the accuracy or completeness of the information about any Reference Stock contained in any applicable free writing prospectus or pricing supplement. You should make your own investigation into the relevant Reference Stock(s) and the Reference Stock Issuer(s). We are not responsible for any Reference Stock Issuer's public disclosure of information, whether contained in SEC filings or otherwise. We do not make any representation that any publicly available document or any other publicly available information about any Reference Stock Issuer is accurate or complete. Furthermore, we do not know whether all events occurring before the date of the applicable free writing prospectus or pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents referred to above, have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning a Reference Stock Issuer could affect the value of the Notes.

- **OUR OR OUR AFFILIATES' BUSINESS ACTIVITIES RELATING TO A REFERENCE STOCK ISSUER MAY CREATE CONFLICTS OF INTEREST WITH YOU —** We or our affiliates, at the time of any offering of the Notes or in the future, may engage in business with any Reference Stock Issuer, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates, and their competitors. In connection with these activities, we or our affiliates may receive information about those companies that we will not divulge to you or other third parties. We or our affiliates have published, and in the future may publish, research reports on one or more of these companies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding your Notes. Any of these activities may affect the market value of the Notes. We will not independently investigate any matters whatsoever relating to the Reference Stock Issuers. Any prospective purchaser of the Notes should undertake an independent investigation of the Reference Asset as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The selection of a company as a Reference Stock Issuer does not reflect any investment recommendations from us.

- **THE REFERENCE ASSET MAY BE HIGHLY CONCENTRATED IN ONE OR MORE INDUSTRIES OR ECONOMIC SECTORS —** The Notes are subject to the risks of an investment in the Reference Asset, which may be highly concentrated in securities or other instruments representing a particular economic sector. These include the risks of movements in the prices or levels of assets in these sectors, including the prices or levels of securities or other instruments comprising the Reference Asset. If the Reference Asset is concentrated in an industry or group of industries or a particular economic sector, the value of the Notes will be impacted by price movements in that industry or sector.

Additional Risks Relating to Certain Notes with a Reference Asset That Includes or Relates to One or More Non-U.S. Company Reference Stocks:

- **RISKS ASSOCIATED WITH NON-U.S. COMPANIES —** An investment in securities linked to the value of the common stock of a non-U.S. company involves risks associated with the home country of such non-U.S. company. The prices of such non-U.S. company's common stock may be affected by political, economic, financial and social factors in the home country of such non-U.S. company, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes.

  The foreign securities comprising or relating to a Reference Stock may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties.

  These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the Notes.

- **SECURITIES PRICES GENERALLY ARE SUBJECT TO POLITICAL, ECONOMIC, FINANCIAL AND SOCIAL FACTORS THAT APPLY TO THE MARKETS IN WHICH THEY TRADE AND, TO A LESSER EXTENT, FOREIGN MARKETS —** Foreign securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there generally may be less publicly available information about companies in foreign securities markets than about U.S. companies, and companies in foreign securities markets are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies.

  In addition, securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

  The economies of emerging market countries in particular face several concerns, including the relatively unstable governments which may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for Notes where any Reference Stock is based or traded in one or more emerging market countries.

The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

- **TIME DIFFERENCES BETWEEN THE DOMESTIC AND FOREIGN MARKETS AND NEW YORK CITY MAY CREATE DISCREPANCIES IN THE TRADING LEVEL OR PRICE OF THE NOTES —** Time differences between the domestic and foreign markets may result in discrepancies between the level of a Reference Stock and the value of the Notes. To the extent that U.S. markets are closed while markets for a Reference Stock remain open, significant price or rate movements of a Reference Stock may take place that will not be reflected immediately in the value of the Notes. In addition, there may be periods when the relevant foreign markets are closed for trading, causing the value of the Reference Asset to remain unchanged for multiple trading days in New York City.

Additional Risks Relating to Certain Notes with a Reference Asset That Includes or Relates to One or More ADSs:

- **THE VALUE OF AN ADS MAY NOT ACCURATELY TRACK THE VALUE OF THE ADS UNDERLYING SHARE —** If a Reference Stock is an ADS, each ADS will represent shares of the relevant ADS Underlying Share. Generally, the ADSs are issued under a deposit agreement that sets forth the rights and responsibilities of the depositary, the Reference Stock Issuer and the holders of the ADSs. The trading patterns of the ADSs will generally reflect the characteristics and valuations of the relevant ADS Underlying Shares; however, the value of the ADSs may not completely track the value of those shares. There are important differences between the rights of holders of ADSs and the rights of holders of the relevant ADS Underlying Shares. In addition, trading volume and pricing on the applicable non-U.S. exchange may, but will not necessarily, have similar characteristics as the ADSs. For example, certain factors may increase or decrease the public float of the ADSs and, as a result, the ADSs may have less liquidity or lower market value than the relevant ADS Underlying Shares.

- **ADVERSE TRADING CONDITIONS IN THE APPLICABLE NON-U.S. MARKET MAY NEGATIVELY AFFECT THE VALUE OF A REFERENCE STOCK THAT IS AN ADS —** Holders of the ADSs may usually surrender the ADSs in order to receive and trade the relevant ADS Underlying Shares. This provision permits investors in the ADSs to take advantage of price differentials between markets. However, this provision may also cause the market prices of the applicable Reference Stock to more closely correspond with the values of the relevant ADS Underlying Shares in the applicable non-U.S. markets. As a result, a market outside of the United States for the relevant ADS Underlying Shares that is not liquid may also result in an illiquid market for the ADSs, which may negatively impact the value of such ADSs and, consequently, the value of the Notes.

- **DELISTING OF A REFERENCE STOCK THAT IS AN ADS MAY ADVERSELY AFFECT THE VALUE OF THE NOTES —** If a Reference Stock that is an ADS is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act or included in the OTC Bulletin Board Service operated by the Financial Industry Regulatory Authority, Inc., or if the ADS facility between the Reference Stock Issuer and the ADS depositary is terminated for any reason, the Reference Stock for the Notes will be deemed to be the relevant ADS Underlying Shares rather than the ADSs, and the calculation agent will determine the price of the Reference Stock by reference to those ADS Underlying Shares, as described below under "Additional Terms of the Notes—Share Delisting, Nationalization, Insolvency." Replacing the original ADSs with the ADS Underlying Shares may adversely affect the return on the Notes.

- **YOU ARE SUBJECT TO THE RISK OF FLUCTUATING FOREIGN EXCHANGE RATES** — Unless otherwise specified in the applicable free writing prospectus or pricing supplement, the Reference Asset is quoted in U.S. dollars and may trade at different prices from any ADS Underlying Share, which may be quoted and traded in its local currency. Fluctuations in the exchange rate between the local currency of an ADS Underlying Share and the U.S. dollar may affect the U.S. dollar equivalent of the local currency price of an ADS Underlying Share on the foreign stock exchange(s) where the ADS Underlying Share trades. These fluctuations may affect the value of the Notes.

Additional Risks Relating to Certain Notes with a Reference Asset Composed of a Single Reference Stock:

- **SINGLE STOCK RISK** — The price of the Reference Stock can rise or fall sharply due to factors specific to that Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

Additional Risks Relating to Certain Notes with More Than One Reference Stock Comprising the Reference Asset:

- **THE INSTRUMENTS COMPRISING THE REFERENCE ASSET MAY NOT MOVE IN TANDEM; AND GAINS IN ONE SUCH INSTRUMENT MAY BE OFFSET BY LESSER INCREASES OR DECLINES IN ANOTHER**

SUCH INSTRUMENT — Price movements in the Reference Stocks comprising the Reference Asset may not move in tandem with each other. At a time when the price of one or more Reference Stocks increases, the price of one or more of the other Reference Stocks may decrease. Therefore, increases in the value of one or more of the Reference Stocks comprising the Reference Asset may be moderated, or wholly offset, by lesser increases or decreases in the value of one or more of the other Reference Stocks comprising the Reference Asset. If the weightings of the Reference Stocks comprising the Reference Asset are not equal, adverse changes in the prices of the Reference Stocks that are more heavily weighted could have a greater impact upon the value of the Reference Asset and, consequently, the return on your Notes.

ADDITIONAL TERMS OF THE NOTES

Official Closing Price

Unless otherwise specified in the applicable free writing prospectus or pricing supplement, the performance of the Notes is calculated based on the value of the Reference Asset on the Coupon Determination Dates, Call Observation Dates or one or more other dates during the term of the Notes (each such date a "Valuation Date," and the last of such dates, or if there is only one such date, the "Final Valuation Date").

Unless otherwise specified in the applicable free writing prospectus or pricing supplement, on any Valuation Date, the official closing price for a Reference Stock (or Marketable Securities) will be the relevant official price of one share or unit of such Reference Stock (or Marketable Securities) on the Relevant Exchange (as defined below) for such Reference Stock as of the close of the regular trading session of such exchange and as displayed on the relevant Bloomberg Professional® service page, as specified for that Reference Stock in the applicable free writing prospectus or pricing supplement, or on any successor page on the Bloomberg Professional® service or any successor service, subject to adjustment as described under "—Antidilution and Reorganization Adjustments" below. If the Reference Stock (or Marketable Securities) is not listed or traded as described above for any reason other than a Market Disruption Event (as defined below), then the official closing price for the Reference Stock (or Marketable Securities) on any Scheduled Trading Day will be the average, as determined by the calculation agent, of the bid prices for one share of the Reference Stock (or Marketable Securities) obtained from as many dealers in the Reference Stock (or Marketable Securities) selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

Reported Price

Unless otherwise specified in the applicable free writing prospectus or pricing supplement, the "Reported Price" will be the price of one share of a Reference Stock reported at any time during the regular trading session on the Relevant Exchange on any Scheduled Trading Day during an Observation Period (as defined below) specified in the applicable free writing prospectus or pricing supplement. If the reported price is not available from the Relevant Exchange, then the calculation agent will determine the price of such Reference Stock in a commercially reasonable manner using its estimate of the price for such Reference Stock.

Physical Delivery Amount

If the payment at maturity is in physical shares of a Reference Stock, the number of shares received (or the amount of Marketable Securities received) is referred to as the "Physical Delivery Amount" (with any fractional shares to be paid in cash). Unless otherwise specified in the applicable free writing prospectus or pricing supplement, the Physical Delivery Amount will be calculated by the calculation agent by dividing the principal amount of your Notes by the initial price of the Reference Asset. The Physical Delivery Amount, the initial price of the Reference Asset and other amounts may change due to corporate actions. We may at our sole option elect to pay investors in cash in lieu of the Physical Delivery Amount.

Coupon Payment Dates, Call Payment Dates and Maturity Date

If (1) a day on which a coupon payment is scheduled to be made (a "Coupon Payment Date"), (2) a day payment is to be made if the Notes are called (a "Call Payment Date") or (3) the maturity date stated in the applicable free writing prospectus or pricing supplement is not a Business Day, the amounts payable or the physical delivery amount will be paid or delivered on the next following Business Day and no interest will be paid in respect of such postponement. The calculation agent may postpone a date on which the coupon due is determined (a "Coupon Determination Date"), and therefore the related Coupon Payment Date; the date on which it is determined if the Notes will be called (a "Call Observation Date"), and therefore the related Call Payment Date; or the Final Valuation Date, and therefore the maturity date, in each case if a Market Disruption Event occurs or is continuing on a day that would otherwise be a Coupon Determination Date, Call Observation Date or the Final Valuation Date, as applicable. We describe the effect of Market Disruption Events under "Valuation Dates" and "Market Disruption Events" below.

Observation Periods

For Notes where the Reference Asset is a single Reference Stock:

If any date during a period in which the Reference Asset is observed either continuously or at market close for the occurrence of a knock-out or other event ("an "Observation Period") is not a Scheduled Trading Day, such date will be excluded from the Observation Period. If a Market Disruption Event (as defined below) exists on any date during an Observation Period (other than a Valuation Date), then such date will be excluded from the Observation Period, unless a Market Disruption exists or continues for five or more consecutive Scheduled Trading Days during an Observation Period, in which case such fifth consecutive day and each following day in the Observation Period until the occurrence of a Scheduled Trading Day without a Market Disruption Event will nonetheless be part of the Observation Period and the calculation agent will determine the official closing price with respect to the Reference Asset each such date in good faith and in its sole discretion using its estimate of the exchange traded price for such Reference Stock that would have prevailed but for that Market Disruption Event. If a Valuation Date that is part of an originally scheduled Observation Period is postponed, then the Observation Period will be extended to include such Valuation Date as postponed.

For Notes where the Reference Asset is a basket of Reference Stocks:

If any date during an Observation Period is not a Scheduled Trading Day for any Reference Stock, such date will be excluded from the Observation Period for that Reference Stock. If a Market Disruption Event exists on any date during an Observation Period (other than a Valuation Date) for a Reference Stock, then such date will be excluded from the Observation Period for such Reference Stock, unless a Market Disruption exists or continues for five or more consecutive Scheduled Trading Days during an Observation Period, in which case such fifth consecutive day and each following day in the Observation Period until the occurrence of a Scheduled Trading Day without a Market Disruption Event will nonetheless be part of the Observation Period for such Reference Stock and the calculation agent will determine the official closing price with respect to such Reference Stock each such date in good faith and in its sole discretion using its estimate of the exchange traded price for such Reference Stock that would have prevailed but for that Market Disruption Event. For each Reference Stock that makes up the Reference Asset, the calculation agent will determine whether a Market Disruption Event exists with respect to each Reference Stock independent from other Reference Stocks. Therefore, a Market Disruption Event may exist for certain Reference Stocks and not exist for other Reference Stocks. If a Valuation Date that is part of an originally scheduled Observation Period is postponed for a Reference Stock, then the Observation Period for such Reference Stock will be extended to include such Valuation Date as postponed. If no Market Disruption Event exists with respect to a Reference Stock on the originally scheduled Valuation Date, any determination made during such Observation Period will be made on the originally scheduled Valuation Date with respect to such Reference Stock, irrespective of the existence of a Market Disruption Event with respect to any other Reference Stock.

Business Day

A "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Any payment on the Notes that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date. The same will apply to any delivery of physical shares of the Reference Asset that would otherwise be due on a day that is not a Business Day.

Payment When Offices or Settlement Systems Are Closed

If any payment, including any delivery of physical shares of the Reference Asset, is due on the Notes on a day that would otherwise be a "Business Day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next Business Day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Valuation Dates

For Notes where the Reference Asset is a single Reference Stock:

If a Valuation Date as set forth in the applicable free writing prospectus or pricing supplement is not a Scheduled Trading Day, as defined below, then such Valuation Date will be the next succeeding day that is a Scheduled Trading Day. If a Market Disruption Event exists on a Valuation Date, then such Valuation Date will be the next Scheduled Trading Day on which there is no Market Disruption Event. If a Market Disruption Event exists or continues for five consecutive Scheduled Trading Days, then the fifth of such consecutive Scheduled Trading Days will nonetheless be the Valuation Date or Final Valuation Date, as applicable, and the calculation agent will determine, in its discretion, the official closing price with respect to such Reference Asset on that date in good faith and in its sole discretion using its estimate of the exchange traded price for such Reference Stock that would have prevailed but for that Market Disruption Event. For the avoidance of doubt, if Valuation Dates are scheduled to be within five Scheduled Trading Days of each other, a Market Disruption Event on the first such scheduled Valuation Date could cause one or more Valuation Dates to occur simultaneously. If a Coupon Determination Date, Call Observation Date or Final Valuation Date is postponed, then the related Coupon Payment Date, Call Payment Date or maturity date will also be postponed by the same number of Business Days and no interest will be paid in respect of such postponement.

For Notes where the Reference Asset is a basket of Reference Stocks:

If a Valuation Date as set forth in the applicable free writing prospectus or pricing supplement is not a Scheduled Trading Day for a Reference Stock, then such Valuation Date for such Reference Stock will be the next succeeding day that is a Scheduled Trading Day for such Reference Stock. For each Reference Stock that makes up the Reference Asset, the calculation agent will determine whether a Market Disruption Event exists on a Valuation Date with respect to each Reference Stock independent from other Reference Stocks. Therefore, a Market Disruption Event may exist for certain Reference Stocks and not exist for other Reference Stocks. If a Market Disruption Event exists on a Valuation Date for a Reference Stock, then such Valuation Date for such Reference Stock will be the next Scheduled Trading Day for which there is no Market Disruption Event for that Reference Stock. If a Market Disruption Event exists or continues for five consecutive Scheduled Trading Days, then that fifth Scheduled Trading Day will nonetheless be the Valuation Date for such Reference Stock and the calculation agent will determine, in its sole discretion and in good faith, the official closing price of such Reference Stock on that using its estimate of the exchange traded price for such Reference Stock that would have prevailed but for that Market Disruption Event. For the avoidance of doubt, if Valuation Dates are scheduled to be within five Scheduled Trading Days of each other, a Market Disruption Event on the first such scheduled Valuation Date could cause one or more Valuation Dates to occur simultaneously. If no Market Disruption Event exists with respect to a Reference Stock on the originally scheduled Valuation Date, the determination of such Reference Stock's official closing price will be made on the originally scheduled Valuation Date, irrespective of the existence of a Market Disruption Event with respect to any other Reference Stock. If a Coupon Determination Date, Call Observation Date or Final Valuation Date is postponed, then the related Coupon Payment Date, Call Payment Date or maturity date will also be postponed by the same number of Business Days and no interest will be paid in respect of such postponement.

Market Disruption Events

 "Market Disruption Event" means, with respect to any Reference Stock and any date, the occurrence or existence of any of the following conditions which the calculation agent determines is material: (i) any suspension of or limitation imposed on trading by any Relevant Exchange or Related Exchange or otherwise, and whether by reason of movements in price exceeding limits permitted by that Relevant Exchange or Related Exchange or otherwise, (a) relating to such Reference Stock or any corresponding ADS Underlying Share or (b) in any futures or options contracts relating to such Reference Stock or any corresponding ADS Underlying Share; or (ii) any event (other than an event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (a) to effect transactions in, or obtain market values for, such Reference Stock or any corresponding ADS Underlying Share or (b) to effect transactions in, or obtain market values for, any futures or options contracts relating to such Reference Stock or any corresponding ADS Underlying Share; or (iii) the closure on any Scheduled Trading Day of any Relevant Exchange or Related Exchange for such Reference Stock or any corresponding ADS Underlying Share prior to its Scheduled Closing Time unless that earlier closing time is announced by that Relevant Exchange or Related Exchange at least one hour prior to the actual closing time for the regular trading session on that Relevant Exchange or Related Exchange on that Scheduled Trading Day; or (iv) the Relevant Exchange or any Related Exchange for a Reference Stock or any corresponding ADS Underlying Share fails to open for trading during its regular trading session.

"Relevant Exchange" means (i) with respect to a Reference Stock, any exchange for that Reference Stock and (ii) with respect to an ADS Underlying Share, any exchange for that ADS Underlying Share where, in either case, trading has a material effect (as determined by the calculation agent) on the overall market for trading of such Reference Stock or ADS Underlying Share.

"Related Exchange" for a Reference Stock or ADS Underlying Share means each exchange or quotation system or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to such a Reference Stock or ADS Underlying Share has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Reference Stock or ADS Underlying Share on such temporary substitute exchange or quotation system as on the original Related Exchange) on which futures or options contracts relating to such Reference Stock or ADS Underlying Share are traded and where such trading has a material effect (as determined by the calculation agent) on the overall market for futures or options related to the Reference Stock or ADS Underlying Share.

"Scheduled Closing Time" means, with respect to any exchange and a Scheduled Trading Day, the scheduled weekday closing time of that exchange on that Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled Trading Day" means, with respect a Reference Stock or ADS Underlying Share, any day on which each Relevant Exchange for that Reference Stock or ADS Underlying Share and each Related Exchange for that Reference Stock or ADS Underlying Share are scheduled to be open for trading for that Reference Stock or ADS Underlying Share.

Merger Event and Tender Offer

Note: In connection with certain merger events or tender offers, a holder of a Reference Stock may be offered a choice to receive different types or combinations of types of property in exchange for a Reference Stock. In such case, for purposes of this section, such merger or tender offer shall be categorized by referring to the types and amounts of each type of property that would be distributed by default to a holder of Reference Stock who makes no affirmative election.

Exchange for Marketable Securities

If a Merger Event or Tender Offer (each as defined below) occurs and the applicable Reference Stock or ADS Underlying Share is exchanged solely for new shares that are publicly quoted, traded or listed on an exchange or quotation system located in the same country as the Relevant Exchange for such Reference Stock or ADS Underlying Share and that are not subject to any currency exchange controls, trading restrictions or other trading limitations (such shares, the "Marketable Securities"), then the calculation agent may adjust such terms and conditions of the Notes as the calculation agent determines appropriate to account for the exchange ratio applicable to the exchange of such Reference Stock or ADS Underlying Share for Marketable Securities and such Marketable Securities shall be deemed such Reference Stock or ADS Underlying Share for purposes of the Notes.

Exchange for a Combination of Marketable Securities and Cash

If a Merger Event or Tender Offer occurs and the applicable Reference Stock or ADS Underlying Share is exchanged solely for a combination of cash and Marketable Securities, then the calculation agent may adjust such terms and conditions of the Notes as the calculation agent determines appropriate to account for the exchange ratio applicable to the exchange of such Reference Stock or ADS Underlying Share for Marketable Securities and such Marketable Securities shall be deemed such Reference Stock or ADS Underlying Share for purposes of the Notes. For purposes of determining the number of Marketable Securities that replaces one Reference Stock or ADS Underlying Share, the cash portion of property distributed pursuant to the applicable merger or tender offer shall be converted to Marketable Securities by the calculation agent in a commercially reasonable manner.

Exchange for Cash

If a Merger Event or Tender Offer occurs and the applicable Reference Stock or ADS Underlying Share is exchanged solely for cash, then the calculation agent may make such adjustments to the terms of the Notes as the calculation agent, in its sole discretion, determines appropriate to account for the economic effect on the Notes of the applicable Merger Event or Tender Offer, including, but not limited to, utilizing the cash amount distributed with respect to the applicable Reference Stock as the price of such Reference Stock for purposes of determining the value of the Reference Asset calculated on or following the Approval Date (as defined below) until the stated maturity date of the Notes.

Exchange for Other Types of Property

If a Merger Event or Tender Offer occurs and any distribution of property is made on a Reference Stock or ADS Underlying Share and such property does not consist solely of Marketable Securities and/or cash, then the calculation agent may make such adjustments to the terms of the Notes as the calculation agent deems appropriate to account for the economic effect on the Notes of the applicable Merger Event or Tender Offer.

The "Approval Date" is the closing date of a Merger Event or, in the case of a Tender Offer, the date on which the person or entity making the tender offer acquires, or acquires the right to obtain the relevant percentage of the voting shares of the Reference Stock Issuer, or if such date is not a Scheduled Trading Day, the immediately following Scheduled Trading Day.

A "Merger Event" shall mean, in respect of any Reference Stock or ADS Underlying Share, any (i) reclassification or change of such reference share or corresponding ADS Underlying Share that results in a transfer of or an irrevocable commitment to transfer all Reference Stock or corresponding ADS Underlying Shares outstanding, (ii) consolidation, amalgamation or merger of the applicable Reference Stock Issuer with or into another entity (other than a consolidation, amalgamation or merger of the applicable Reference Stock Issuer with or into another entity and which does not result in any such reclassification or change of all of such Reference Stock or corresponding ADS Underlying Shares outstanding), (iii) a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of the applicable Reference Stock Issuer, that results in a transfer of or an irrevocable commitment to transfer all such shares (other than such shares owned or controlled by the offeror), or (iv) consolidation, amalgamation, merger or binding share exchange of the Reference Stock Issuer, or its subsidiaries, with or into another entity in which the Reference Stock Issuer is the continuing entity and which does not result in a reclassification or change of the Reference Stock or any corresponding ADS Underlying Shares (other than shares of the Reference Stock or any corresponding ADS Underlying Shares owned or controlled by that other entity immediately prior to such event) collectively representing less than 50% of the outstanding Reference Stock or ADS Underlying Shares immediately following such event, in each case if the merger date is on or before a Valuation Date.

A "Tender Offer" shall mean, in respect of the voting shares of a Reference Stock Issuer, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in that entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of the Reference Stock Issuer as determined by the calculation agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the calculation agent deems relevant.

Notwithstanding these alternative arrangements, a Merger Event or Tender Offer may affect the Reference Asset in a manner that adversely affects the value of the Notes.

Share Delisting, Nationalization, Insolvency

If a Delisting, Nationalization or Insolvency (each as defined below) occurs, then the calculation agent may make such adjustments to the terms of the Notes as the calculation agent, in its sole discretion, determines appropriate to account for the economic effect on the Notes of the applicable Delisting, Nationalization or Insolvency, including, but not limited to determining in a commercially reasonable manner the value of the applicable Reference Stock impacted by such event following the Announcement Date (as defined below) and utilizing such value as the value of the Reference Stock calculated on or following the Announcement Date until the stated maturity date of the Notes.

A share delisting ("Delisting") shall be deemed to have occurred if at any time during the period from and including the original issue date of the Notes to and including the Final Valuation Date (i) a Reference Stock or an ADS Underlying Share, as applicable, ceases to be listed on a Relevant Exchange for any reason, or trading of a Reference Stock or ADS Underlying Share, as applicable, is suspended on, and is not immediately re-listed on a comparable exchange in the same jurisdiction as such Relevant Exchange or (iii) with respect to a Reference Stock that is an ADS, the Deposit Agreement (as defined below) is terminated and an analogous arrangement is not created involving the immediate re-listing of the Reference Stock on a comparable exchange. If the Reference Stock or ADS Underlying Share is immediately re-listed on a comparable exchange, then the Reference Stock or ADS Underlying Share shall continue to be deemed to be the Reference Stock or ADS Underlying Share.

If a Delisting occurs and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to a Reference Stock (any such trading successor or substitute securities, the "Successor Securities"), such Successor Securities will be deemed to be such Reference Stock or ADS Underlying Share for all purposes relating to the Notes, including for purposes of determining whether a Market Disruption Event exists.

A nationalization ("Nationalization") shall be deemed to have occurred if, at any time during the period from and including the original issue date of the applicable Notes to and including the Final Valuation Date, all or substantially all of the assets of a Reference Stock Issuer are nationalized, expropriated, or are otherwise required to be transferred to any governmental agency, authority or entity.

An insolvency ("Insolvency") shall be deemed to have occurred with respect to a Reference Stock Issuer if at any time during the period from and including the original issue date to and including the Final Valuation Date, by reason of voluntary or involuntary liquidation, bankruptcy or insolvency or any analogous proceeding involving a Reference Stock Issuer (i) any shares of the related Reference Stock or any corresponding ADS Underlying Shares are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of any shares of the related Reference Stock or any corresponding ADS Underlying Shares become legally prohibited from transferring those shares.

The "Announcement Date" means (i) in the case of a Nationalization, the day of the first public announcement by the relevant government authority that all or substantially all of the assets of the Reference Stock Issuer are to be nationalized, expropriated or otherwise transferred to any governmental agency, authority or entity, (ii) in the case of a Delisting, the day of the first public announcement by the Relevant Exchange that the Reference Stock will cease to trade or be publicly quoted on such Relevant Exchange, or (iii) in the case of an Insolvency, the day of the first public announcement of the institution of a proceeding or presentation of a petition or passing of a resolution (or other analogous procedure in any jurisdiction) that leads to an Insolvency with respect to the Reference Stock Issuer.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on holders of the Notes, absent manifest error.

Antidilution and Reorganization Adjustments

Following the declaration by a Reference Stock Issuer of the terms of any Potential Adjustment Event (as defined below), the calculation agent will determine whether that Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Reference Asset and, if so, will make such calculations and adjustments to the terms of the note as may be necessary in order to account for the economic effect of such event.
For purposes hereof, "Potential Adjustment Event" means the occurrence of any of the following after the issue date of the Notes:

(i)   a subdivision, consolidation or reclassification of the shares of a Reference Stock or any corresponding ADS Underlying Shares (unless a Merger Event), or a free distribution or dividend of any shares of a Reference Stock or any corresponding ADS Underlying Shares to existing holders by way of bonus, capitalization or similar issue;

(ii)   a distribution or dividend to existing holders of shares of the Reference Stock or any corresponding ADS Underlying Shares of (A) the Reference Stock or corresponding ADS Underlying Shares, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the references stock issuer equally or proportionately with such payments to holders of those shares or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

(iii)   an extraordinary dividend;

(iv)   a call by the relevant Reference Stock Issuer in respect of shares of the Reference Stock or any corresponding ADS Underlying Shares that are not fully paid;

(v)   a repurchase by the Reference Stock Issuer of shares of the Reference Stock or any corresponding ADS Underlying Shares whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

(vi)   with respect to a Reference Stock that is an ADS, the making of any amendment or supplement to the terms of the Deposit Agreement; or

(vii)   any other similar event that may have a diluting or concentrative effect on the theoretical value of the shares of a Reference Stock or any corresponding ADS Underlying Shares.

American Depositary Shares — Deposit Agreements

Any Reference Stock in the form of an ADS is issued pursuant to a deposit agreement, as amended from time to time (the "Deposit Agreement"). An event that has a diluting or concentrative effect on the corresponding ADS Underlying Shares may affect the theoretical value of that Reference Stock unless (and to the extent that) the Reference Stock Issuer or the depository for the Reference Stock, pursuant to their authority (if any) under the Deposit Agreement, elects to adjust the number of ADS Underlying Shares that are represented by each share of the Reference Stock such that the price and other terms of such Reference Stock will not be affected by any such event – in which case the calculation agent will make no adjustment. If the Reference Stock Issuer or the depository for such Reference Stock, in the absence of any of the events described below, elects to adjust the number of ADS Underlying Shares that are represented by each share of such Reference Stock, then the calculation agent may make the necessary antidilution adjustments. The depository of such Reference Stock may also have the ability pursuant to the Deposit Agreement to make adjustments in respect of such Reference Stock for share distributions, rights distributions, cash distributions and distributions other than shares, rights and cash. Upon any such adjustment by the depository, the calculation agent may adjust such terms and conditions of the Notes as the calculation agent determines appropriate to account for that event.

INFORMATION REGARDING THE REFERENCE STOCKS AND THE REFERENCE STOCK ISSUERS

The Notes have not been passed on as to their legality or suitability by any Reference Stock Issuer. The Notes are not issued by and are not financial or legal obligations of the Reference Stock Issuers. No Reference Stock Issuer makes any warranties or bears any liabilities with respect to the Notes. This underlying supplement relates only to the Notes offered by the applicable free writing prospectus or pricing supplement and does not relate to any security of a Reference Stock Issuer.

Companies with securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), such as the Reference Stock Issuers, are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at l-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a Reference Stock Issuer can be located by reference to the SEC file number provided in the applicable free writing prospectus or pricing supplement. In addition, information regarding such a Reference Stock Issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We will not independently investigate the accuracy or completeness of such information.

We will not independently investigate the accuracy or completeness of any materials referred to above, including any filings made by the Reference Stock Issuer with the SEC. In connection with any issuance of Notes under the applicable free writing prospectus or pricing supplement, we have not participated in the preparation of the above-described documents or made any due diligence inquiry with respect to any Reference Stock Issuer. Neither we nor any affiliate makes any representation that such publicly available documents or any other publicly available information regarding a Reference Stock Issuer is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof or prior to the date of the applicable free writing prospectus or pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described herein) that would affect the trading price of a Reference Stock (and therefore the value of the Reference Asset at the time we price the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning a Reference Stock Issuer could affect the value of the Notes.

The selection of any Reference Stock is not a recommendation to buy or sell the Reference Stock. We do not make any representation to any purchaser of the Notes as to the future performance of any Reference Stock.

Although we expect from time to time to hold securities issued by a Reference Stock Issuer, including the Reference Stock, we will not control a Reference Stock Issuer. We may presently or from time to time engage in business, directly or indirectly, with any Reference Stock Issuer, including extending loans to, or making equity investments in, any Reference Stock Issuer or providing investment banking or advisory services to any Reference Stock Issuer, including merger and acquisition advisory services. In the course of that business, we may acquire non-public information with respect to any Reference Stock Issuer. In addition, we may publish research reports with respect to any Reference Stock Issuer.

Any prospective purchaser of the Notes should undertake an independent investigation of any Reference Stock Issuer as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.